Filed via Edgar

January 16, 2009

CONFIDENTIAL

Mr. Larry Spirgil

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mac-Gray Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 1-13495

Dear Mr. Spirgil:

This letter is submitted on behalf of Mac-Gray Corporation (“Mac-Gray” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Company dated December 17, 2008. For your convenience the Staff’s comments and the Company’s responses thereto are set forth sequentially below.

Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006, page 20

Income from operations, page 22

1.               We note you present a non-GAAP measure called “Income from Operations, as adjusted” on pages 23 and 28 and another non-GAAP measure called “Net Income,

as adjusted” on pages 24 and 30. It appears that these calculations include charges that seem to be recurring and therefore both presentations do not appear to be appropriate pursuant to Regulation. S-K Item 10(e). Therefore it appears that these calculations should be deleted. Please revise or advise.

Response

In our presentation of the non-GAAP measures “Income from operations as adjusted” and “Net income as adjusted,” we include two items, “Loss on extinguishment of debt” and “(Gain) Loss related to derivative instruments,” which occur more than one time.   Each of these items results from separate and distinct refinancings of our senior credit facility in 2005 and 2006 and is not related to the performance of the Company’s business.    These items have been excluded in the non-GAAP measures to emphasize to investors the operating results of the base business.  Because the items were triggered by refinancings of the Company’s senior credit facility and further refinancings were not expected prior to maturity of the facility (5 years), management believed that the impact of the items on the Company’s financial results would not continue.

The loss on early extinguishment of debt in 2005 and 2006 reflects only the unamortized cost of the prior bank financing which had been allocated to banks which did not participate in the replacement financing agreement and as such is not meaningful to the operating results of the Company.

The (gain) loss related to derivative instruments in 2005, 2006 and 2007 is the consequence of interest rate swaps which had previously qualified for hedge accounting no longer qualifying for such treatment as a result of refinancing our credit facility. As hedged instruments, the change in mark to market was recorded in Other Comprehensive Income and not in the income statement.  Including the fluctuation in the fair value of the derivative instruments in the reconciliation of income to income as adjusted allows for a more consistent comparison of the operating results of the Company.  This is due to the fact that the fair value of the derivatives is ultimately zero at the time of settlement thus over the life of the derivative instruments the net impact to the Company’s operating results will be zero as any income or loss recorded in prior periods will be reversed in subsequent periods.

Company management believes that the presentation of both “Income from operations as adjusted” and “Net income as adjusted” is useful to investors and can help them better understand the Company’s historical financial performance and future prospects.  By excluding from these measures certain gains and losses that are outside of the Company’s core operating results, the measures provide an indication of the Company’s baseline performance. Management establishes performance targets, annual budgets and makes critical operating decisions based upon these metrics.  Accordingly, disclosure of these non-GAAP measures provides investors with the same information that management uses to understand the Company’s true economic performance year over year.  Further, the analyst community and others track the Company’s performance using similar measures.

Critical Accounting Policies and Estimates, page 34

2.               We note that you record the estimated cash not yet collected at period-end that remains at laundry facility management and reprographics customer locations. We also note that the estimates are based upon historical collection trends. With a view towards expanded disclosure please tell us specifically what analysis is performed to ensure that the estimate is reasonable given that a significant amount of the cash and cash equivalents balance is estimated.

Response

We calculate the estimated cash not yet collected at the end of a period by first identifying only those accounts that have had activity in the last ninety days of the period, since each account is collected at least once every ninety days. We calculate the average collection per day by account for the corresponding period one year prior by dividing the total cash collected between the two collection dates that surround the prior period end date by the number of days between the two collection dates. The prior year per day collection amount is multiplied by the number of days between the account’s most recent collection prior to the end of the current period and the end of the current period. The corresponding period one year prior is used to allow for any seasonality at each account.  The average collection per day since inception of the account is used for accounts acquired subsequent to the corresponding period in the prior year. To validate our estimate, we perform a “look back.”  Subsequent to the period end but prior to the release of financial statements, we identify those accounts which have been collected subsequent to period end but prior to the look back.  The actual average collected cash per day is compared to the estimate used to record uncollected cash at the end of the reporting period to measure the reasonableness of our approach.  Management also compares each end of period estimate with historical trends for reasonableness and makes an adjustment to the estimate if warranted.

The above analysis has proven to be quite reliable. The average variance between the Company’s estimate of cash not collected and the actual cash not collected at the end of the last four quarters is less than 1%.

We will expand disclosure in future filings to incorporate the above comments.

Item 9A. Controls and Procedures, page: 40

3.               We note your language on page 41 stating that management’s report on internal controls over financial reporting shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act. Please amend your Form 10-K to remove this language as this limitation is not permitted. Also, revise your disclosure regarding the conclusions of your principal executive officer and principal financial officer as to the effectiveness of your disclosure controls and procedures in light of this error. If you continue to disclose that your disclosure controls and procedures were effective at year-end, explain their conclusion in light of this error. Refer to Regulation S-K Items 307 and 308.

Response

In response to the Staff’s comment, the Company will amend its Form 10-K for the fiscal year ended December 31, 2007 to remove the language on page 41 stating that management’s report on internal controls over financial reporting shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act.  The inclusion of such language was the result of an isolated administrative error in processing revisions to the Form 10-K.  Based on Item 601(b)(32)(ii) of Regulation S-K, such language was included in the Company’s certification, attached as Exhibit 32.1 to the Form 10-K, made pursuant to 18 U.S.C. Section 1350 and Item 601(b)(32) of Regulation S-K.  In addition to being included in the certification, the language was inadvertently added to management’s report on internal controls in Item 9A when revisions to the Form 10-K were processed.  The inclusion of the language was due to an inadvertent, administrative error and does not reflect on the overall effectiveness of the Company’s disclosure controls and procedures.  Accordingly, our principal executive officer and principal financial officer continue to conclude that the Company’s disclosure controls and procedures were effective at December 31, 2007.

Notes to the Consolidated Financial Statements.

Significant Accounting Policies. page F-10

4.               We note you review long-lived assets, including fixed assets and intangible assets with definite useful lives, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. You describe the analysis performed specific to laundry facility management contract rights for contracts with a 15-year and 20-year amortization period. However you do not discuss the analysis performed on fixed assets. With a view towards expanded disclosure please tell us what analysis you perform on fixed assets, specific to the facilities management equipment.  Include analysis consideration of SFAS 144, paragraphs 16 - 19 and a draft of your revised disclosure.

Response

The Company’s fixed assets consist primarily of washing machines and dryers that are placed with customers under facility management contracts.  At the inception of each contract, the Company estimates an internal rate of return on the total investment under each contract, based on the discounted cash flow. Equipment that is currently generating revenue is generally considered not to be impaired.  However, each account in the equipment portfolio is monitored for actual net cash collections per machine per month. These procedures are performed to determine if there is a triggering event in which case the Company would perform an impairment analysis.  To date, there has not been a triggering event and the Company has not performed analyses as prescribed in SFAS 144. Any equipment that is not currently generating income is evaluated on a case by case basis.  The equipment is either utilized at another location or, if the equipment is deemed to no longer have a useful life, any remaining book value is written off.

A draft of our revised proposed disclosure is included in the response to comment #5 below.

5.               We understand your policy for measuring; impairment of goodwill as it is described in the second paragraph under Impairment of Long-Lived Assets. However the policy described in the third paragraph is unclear as it references goodwill but discusses writing down appropriate assets to their estimated realizable value and grouping assets at the lowest level for which there is identifiable cash flows. Please confirm to us your policy as it relates to determining if goodwill is impaired and, clarify the policy described in the third paragraph.

Response

The Company’s policy as it relates to determining if goodwill is impaired is as stated in the second paragraph of the following revised proposed disclosure which we will include in future filings:

Impairment of Long-Lived Assets, Goodwill and Trade Name.    The Company reviews long-lived assets, including fixed assets (primarily washing machines and dryers) and intangible assets with definitive lives (primarily laundry facilities management contract rights), for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. The Company’s impairment test, if warranted for changes in business circumstances, for laundry facilities management contract rights assigned a 15-year amortization period consists of comparing the current number of machines under contract and the current cash flow of all the Company’s contracts in the market where the portfolios were acquired to the original number of machines acquired and the cash flow as predicted by the Company at the time of the acquisition. For those contract rights assigned a 20-year amortization period, the Company’s impairment test, if warranted, consists primarily of identifying the accumulated retention rate of the specific acquired contract portfolio in order to assess the appropriateness of the net book value of the related contract rights. With regard to fixed assets, if a triggering event has occurred the recoverability of the carrying amount of the fixed asset portfolio is assessed using current and estimated future undiscounted cash flows over the remaining life of the contracts and any expected renewals. If it is determined that the carrying value of the assets is not recoverable, the Company would write down the assets by the amount by which the carrying value exceeds fair value.

 The Company tests its goodwill at least annually for impairment by reporting unit. The goodwill impairment review consists of a two-step process of first assessing the fair value and comparing to the carrying value. If this fair value exceeds the carrying value, no further analysis or goodwill impairment charge is required. If the fair value is below the carrying value, the Company would proceed to the next step, which is to measure the amount of the impairment loss. The impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. Any such impairment loss would be recognized in the Company’s results of operations in the period the impairment loss arose.

 The Company also evaluates its trade name annually for impairment. If the trademark is still actively used by the Company and continues to be a recognized brand in the industry, there is deemed to be no impairment.

Income Taxes. page F-23

6.               We note there is a large tax settlement adjustment of -40 % included in the income tax rate reconciliation for the year ending December 31, 2006. Please tell us the nature of this adjustment, what gave rise to it and disclosure considerations made.

Response

The tax settlement adjustment resulted from adjustments to the reserve for income taxes.  In the third quarter of 2006 the statute of limitations for filing state income taxes in certain jurisdictions related to Intirion Corporation for the years 2001 and 2002 expired. The Company had previously recorded reserves for uncertain tax positions for these years which were no longer required.  Accordingly, a $200,000 adjustment was recorded.  An additional $200,000 adjustment to the reserve for income taxes was the result of the normal year end review and evaluation of potential tax exposures for the Company.

The adjustments were made in the normal course of business but because of the minimal income before taxes, constituted a significant percentage in the rate reconciliation.  The adjustments were the result of regular recurring reviews and evaluations of required income tax reserves and as such it was deemed that further disclosure was not required.  We will consider the above comments in expanding disclosure in future filings.

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 13

Setting Executive Officer Total Compensation. Page 15

7.               We note that it appears that you benchmark compensation with the assistance of CFS. Specifically, we note that you use selected Massachusetts-based publicly-traded companies’ proxy statements in this process. Please identify the companies used in this analysis in future filings, Refer to Regulation S-K Item 402(b)(2)(xiv) and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  If you do not believe you are required to disclose this information, please explain to us why in your response letter.

Response

In response to the Staff’s comment, we indicate our intent to comply with the comment by revising future filings to identify the companies used in our benchmarking analysis as required by Regulation S-K Item 402(b)(2)(xiv) and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05.

Performance Based Annual Incentive Compensation, page 17

8.               We note that you use pre-determined corporate performance targets in determining amounts to be paid pursuant to the Cash Plan and the Equity Plan. Please disclose these targets in future filings to the extent they are material in the content of your executive compensation policies and decisions. If you do not believe they are material, please explain to us why in your response letter. If you believe that disclosure of corporate performance targets for completed fiscal years is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed targets. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In future filings, please provide a more detailed discussion of how actual cash bonus awards and equity awards for each named executive officer were determined for your most recently completed fiscal year. Please compare actual performance during the year against the relevant targets. Also discuss the nature and significance of individual assessments and any other qualitative factors.  Tabular disclosure may be helpful.

Response

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in the Company’s future filings, the Company will expand the discussion in the CD&A to include the quantitative corporate performance targets used to determine incentive amounts to be paid pursuant to the Cash Plan and the Equity Plan for the most recently completed fiscal year.

In addition, in future filings, we will provide a more detailed discussion of how actual cash bonus awards and equity awards for each named executive officer were determined for the Company’s most recently completed fiscal year.  The Company will compare actual performance during the year against the relevant targets and will discuss the nature and significance of individual assessments and any other qualitative factors.

In addition, in connection with responding to the Staff’s comments, we acknowledge the following:

•                  Mac-Gray is responsible for the adequacy and the accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Mac-Gray may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or require any further additional information, please do not hesitate to contact me at (781) 487-7600.

Sincerely,

/s/ Michael J. Shea
Michael J. Shea
Chief Financial Officer